                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                      PLANET HOLLYWOOD INTERNATIONAL, INC.
                                (Name of Issuer)

                      Class A Common Stock, $0.01 par value
                         (Title of Class of Securities)

                                   0007270251
                                 (CUSIP Number)

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 0007270251

----------------------------------------------------------------------------------------------------
 1       Name of Reporting Person
         S.S. or I.R.S. Identification No. Of Above Person

                  Leisure Ventures Pte Ltd

----------------------------------------------------------------------------------------------------
 2       Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                                 (a)____
                                                                                 (b)____

----------------------------------------------------------------------------------------------------
 3       SEC Use Only


----------------------------------------------------------------------------------------------------
 4       Citizenship or Place of Organization

                  Singapore
----------------------------------------------------------------------------------------------------
   Number of         5           Sole Voting Power
    Shares                                       22,650,335
                    --------------------------------------------------------------------------------
 Beneficially        6           Shared Voting Power
   Owned By
                    --------------------------------------------------------------------------------
     Each            7           Sole Dispositive Power
   Reporting                                     22,650,335
                    --------------------------------------------------------------------------------
    Person           8           Shared Dispositive Power
     With
----------------------------------------------------------------------------------------------------
 9       Aggregate Amount Beneficially Owned By Each Reporting Person


                           22,650,335
----------------------------------------------------------------------------------------------------
 10      Check Box If The Aggregate Amount In Row (9) Excludes Certain Shares (See Instructions)


----------------------------------------------------------------------------------------------------
 11      Percent Of Class Represented By Amount in Row 9

                  23.3
----------------------------------------------------------------------------------------------------
 12      Type Of Reporting Person (See Instructions)

                  CO
----------------------------------------------------------------------------------------------------

                                  SCHEDULE 13G


Item 1(a)         NAME OF ISSUER:
                           Planet Hollywood International, Inc.

Item 1(b)         ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
                           8669 Commodity Circle
                           Orlando, FL 32819

Item 2(a)         NAME OF PERSON FILING:
                           Leisure Ventures Pte Ltd

Item 2(b)         ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
                           c/o Kuo Investments Company
                           767 Third Avenue, 33rd Floor
                           New York, New York 10017

Item 2(c)         CITIZENSHIP:
                           Singapore

Item 2(d)         TITLE OF CLASS OF SECURITIES:
                           Class A Common Stock, $0.01 par value

Item 2(e)         CUSIP NUMBER:
                           0007270251

Item 3 IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13(d)-2(b), CHECK WHETHER THE PERSON FILING IS A:
                           Not applicable

Item 4            OWNERSHIP:
                           The following information concerning percentages of ownership of outstanding shares of Class A Common Stock is based on a total of 97,018,580 shares reported to be outstanding by Planet Hollywood International, Inc. at November 10, 1997.

         Item 4(a)         AMOUNT BENEFICIALLY OWNED:
                           As of December 31, 1997, Leisure Ventures Pte Ltd, a Singapore company, owned of record 22,650,335 shares of Planet Hollywood International, Inc. Class A Common Stock ("Common Stock"). The Common Stock owned by Leisure Ventures Pte Ltd may be deemed to be beneficially owned, within the meaning of Rule 13d-3, by Mr. Ong Beng Seng, the largest shareholder and a director of Leisure Ventures Pte Ltd. Mr. Ong Beng Seng disclaims, pursuant to Rule 13d-4, beneficial ownership of the shares of Common Stock owned of record by Leisure Ventures Pte Ltd.

         Item 4(b)         PERCENT OF CLASS
                                    23.3

         Item 4(c) NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:
                   (i)      sole power to vote or to direct the vote:             22,650,335
                   (ii)     shared power to vote or to direct the vote:
                   (iii)    sole power to dispose or to direct the disposition of:      22,650,335
                   (iv)     shared power to dispose or to direct the disposition of:

Item 5            OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:
                           Not applicable

Item 6            OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON:
                           Not applicable

Item 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
                  COMPANY:
                           Not applicable

Item 8            IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:
                           Not applicable

Item 9            NOTICE OF DISSOLUTION OF THE GROUP:
                           Not applicable

Item 10           CERTIFICATION:
                           Not applicable

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: February 11, 1998


         Leisure Ventures Pte Ltd


         By:        /s/     Thomas Avallone
              ---------------------------------
              Thomas Avallone, Attorney-In-Fact
              for Leisure Ventures Pte Ltd

                                POWER OF ATTORNEY



         KNOW ALL MEN BY THESE PRESENTS, that the undersigned has made, constituted and appointed, and by these presents does hereby make, constitute and appoint each of Robert Earl, Thomas Avallone and Scott Johnson, or any of them, each acting alone, the undersigned's true and lawful attorney-in-fact and agent, for the undersigned and in the undersigned's name, place and stead to execute, acknowledge, deliver and file any and all filings, reports or forms (the "Forms") required by the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, including, but not limited to, Schedules 13D, Schedules 13G, Form 3s, Form 4s, Form 5s and all amendments or supplements to the Forms, in connection with the undersigned's position or relationship with Planet Hollywood International, Inc. (the "Company"), hereby ratifying and confirming all that said attorneys-in-fact and agents may do or cause to be done by virtue hereof.

         The validity of this Power of Attorney shall not be affected in any manner by reason of the execution, at any time, of other powers of attorney by the undersigned in favor of persons other than the attorneys-in-fact named herein.


Dated as of: February 1, 1997

                                             LEISURE VENTURES PTE LTD


                                             By:   /s/ Stephen Lau
                                                --------------------------------
                                             Name: Stephen Lau
                                             Its: Director